# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN SHARED HOSPITAL SERVICES, CIK 0000744825
CUSIP: 029595105
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 850, SAN FRANCISCO, California (CA), 94111
Date of event which requires filing of this statement: 09/29/2025
Amends the filing with accession number 0000950103-11-002489
Filed by CIK 0001032011
Persons authorized to receive notices and communications: John F. Ruffle, 603 Mountain Avenue, Apartment 231, New Providence, New Jersey (NJ), 07974, (973) 769-1232; Joseph R. DeHondt, Dykema Gossett PLLC, 39577 Woodward Avenue Suite 300, Bloomfield Hills, Michigan (MI), 48304, (248) 203-0700

## Reporting persons
- RUFFLE JOHN F (CIK 0001032011): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: AMERICAN SHARED HOSPITAL SERVICES
Address of issuer's principal executive offices: 601 MONTGOMERY STREET, SUITE 850, SAN FRANCISCO, California (CA), 94111
Comment: This Schedule 13D/A constitutes Amendment No. 5 (this "Schedule 13D/A No. 5") to the Schedule 13D originally filed by John F. Ruffle ("Mr. Ruffle") with the Securities and Exchange Commission (the "SEC") on June 27, 2011, and amended by Schedules 13D/A filed on June 18, 2014, October 27, 2014, January 20, 2016, and December 18, 2023 (as amended, the "Original Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of American Shared Hospital Services, a California corporation (the "Issuer"). Only those items that are reported in this Schedule 13D/A No. 5 are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used but not defined in this Schedule 13D/A No. 5 have the meanings given to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 29, 2025, Mr. Ruffle transferred 410,746 shares of Common Stock (the "Transferred Shares") as a gift for no consideration to the Ruffle Family Foundation (the "Foundation"), a donor-advised fund established through the J.P. Morgan Charitable Giving Fund, which is administered by the National Philanthropic Trust. Upon Mr. Ruffle's donation to the Foundation, he ceased having control over the Transferred Shares. Following the transfer, Mr. Ruffle does not beneficially own any shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information reported in Item 3 of this Schedule 13D is incorporated by reference into this Item 4 to the extent applicable. Mr. Ruffle donated the Transferred Shares to the Foundation for estate planning and charitable purposes.

Mr. Ruffle does not have any current plans or proposals that relate to or would result in any of the matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Ruffle reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market, in private transactions, or otherwise, on such terms and at such times as Mr. Ruffle may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the filing date of this Schedule 13D/A No. 5 (the "Filing Date"), and following the transfer of all of Mr. Ruffle's shares of Common Stock to the Foundation, Mr. Ruffle does not beneficially own any shares of Common Stock, representing 0% of the issued and outstanding shares of the Issuer's Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the Filing Date, Mr. Ruffle does not have the power to vote or to direct the voting of, and to dispose or to direct the disposition of, any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except for Mr. Ruffle's transfer to the Foundation disclosed in this Schedule 13D/A No. 5, Mr. Ruffle has not effected any transactions in the Issuer's Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable. Mr. Ruffle does not beneficially own any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 29, 2025, Mr. Ruffle ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or similar relationships between Mr. Ruffle and any other person with respect to the securities of the Issuer.

## Signatures
- RUFFLE JOHN F: /s/ John F. Ruffle, John F. Ruffle (12/16/2025)